[redacted]

12028147

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

SEC Mail Processing Section
SEP 17 2012
Washington DC
402

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

Date 6/18/2012

(Signature)*
Name: Lester McDaniel
Title: Controller

**Print name and title of the signing official under the signature.*

Original Signature

[redacted]

12028147

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

Date 6/18/2012

(Signature)*
Name: Lester McDaniel
Title: Controller

**Print name and title of the signing official under the signature.*

KPMG

ITI 401(K) PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(K) PLAN

December 31, 2011 and 2010

Table of Contents

(i) Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
ITI 401(K) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 and schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 18, 2012

ITI 401(K) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents (note 2)	$ 31,624	$ 38,003
Investments at fair value (notes 3 and 4)	9,447,002	8,911,287
Notes receivable from participants	414,780	454,113
Employee contributions receivable	-	4,235
Employer contributions receivable	-	4,235
Accrued dividends and interest	5,260	5,034
Total assets	9,898,666	9,416,907
Liabilities:		
Payable for excess contributions	13,916	16,275
Accrued expenses	6,390	11,966
Total liabilities	20,306	28,241
Net assets available for plan benefits	$ 9,878,360	$ 9,388,666

See accompanying notes to financial statements.

ITI 401(K) Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (301,884)	$ 615,025
Dividends and interest income	137,771	120,157
	(164,113)	735,182
Interest on notes receivable from participants	21,198	22,293
Contributions:		
Employee	838,441	711,223
Employer	370,383	333,897
	1,208,824	1,045,120
Total additions	1,065,909	1,802,595
Deductions from net assets attributed to:		
Benefits paid to participants	548,912	569,761
Expenses and loan fees (note 1)	27,303	21,019
Total deductions	576,215	590,780
Net increase	489,694	1,211,815
Net assets available for plan benefits at:		
Beginning of year	9,388,666	8,176,851
End of year	$ 9,878,360	$ 9,388,666

See accompanying notes to financial statements.

(1) Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan covering employees of Instrument Transformers Inc. (the "Company"), an affiliate of General Electric Company ("GE"), who have reached the age of twenty-one and have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the plan's custodian and trustee changed from MG Trust LLC to Frontier Trust Company. Ascensus, Inc. is the recordkeeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested entirely in shares of GE Common Stock and the remainder is held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(d) GE Institutional S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

(e) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(f) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(g) American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

The three American Century One Choice Portfolio funds include the following:

American Century One Choice Portfolio: Aggressive
American Century One Choice Portfolio: Moderate
American Century One Choice Portfolio: Conservative

(h) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(i) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(j) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(k) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(l) Franklin Templeton Mutual Quest Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000. Eligible employees may make "rollovers" to the Plan if they qualify for "rollover" treatment.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2011 and 2010, forfeited non-vested amounts (including unrealized appreciation) totaled $4,878 and $35,546, respectively. During 2011 and 2010, forfeitures of $34,425 and $7,753 were used to pay Plan expenses, respectively. During 2011, $6,545 of forfeitures were used to reduce Company contributions. No forfeitures were used to reduce Company contributions in 2010. Gains (losses) on earnings of forfeiture balances were ($565) and $860 during 2011 and 2010, respectively. Additions to forfeiture balances were $10,867 and $10,865 in 2011 and 2010, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participants vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from the Company and GE and its subsidiaries during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate determined by the Administrator to be reasonable, based on similar types of loans from other vendors. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Generally, before-tax contributions, company matching contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or as a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(g) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and registered investment companies.

See note 4 for additional information.

(e) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2011 and 2010:

	2011		2010	
GE Common Stock	$ 557,370	*	$ 725,272	*
Registered Investment Companies:				
GE Money Market Fund	–		2,641,206	*
GE Institutional Money Market Fund	3,200,903	*	–	
GE Institutional S&SP 500 Index Fund	357,928		245,861	
GE Institutional Income Fund	662,376	*	452,952	
GE Institutional International Equity Fund	173,674		267,030	
American Century Choice One Portfolio: Aggressive	470,390		377,346	
American Century Choice One Portfolio: Moderate	738,311	*	835,470	*
American Century Choice One Portfolio: Conservative	232,481		162,405	
American Funds Growth Fund of America	555,938	*	541,087	*
Columbia Acorn Select Fund	437,809		527,922	*
Franklin Balance Sheet Investment Fund	612,367	*	758,250	*
Franklin Templeton Mutual Global Discovery Fund	508,768	*	436,198	
Franklin Templeton Mutual Quest Fund	938,687	*	940,288	*
Total Registered Investment Companies	8,889,632		8,186,015	
Total investments at fair value	$ 9,447,002		$ 8,911,287	

* Investment option representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2011 and 2010 as follows:

	2011	2010
GE Common Stock	$ 13,211	$ 92,868
Registered Investment Companies	(315,095)	522,157
	$ (301,884)	$ 615,025

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investments in registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 557,370	$ —	$ —	$ 557,370
Registered Investment Companies	8,889,632	—	—	8,889,632
Total investments at fair value	$ 9,447,002	$ —	$ —	$ 9,447,002

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 725,272	$ —	$ —	$ 725,272
Registered Investment Companies	8,186,015	—	—	8,186,015
Total investments at fair value	$ 8,911,287	$ —	$ —	$ 8,911,287

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2011 or 2010.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM and Ascensus, Inc., reduce the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Internal Revenue Service has notified the Ascensus, the prototype sponsor, by a letter dated March 31, 2008, that the basic plan document is qualified under the appropriate sections of the Internal Revenue Code. The Plan has adopted the Ascensus prototype document which has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments are outside the scope of the pre-approved prototype document.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

During 2011, the Plan administrator became aware that some Plan loans had not been set up for repayment. The Company corrected this by reamortizing the loans, where appropriate, within the five-year limit of Code section 72(p), and deeming others. The Company has also made improvements to the loan process to prevent this from occurring in the future and the Plan sponsor will file a Voluntary Correction Program application to obtain IRS approval.

During the 2011 fiscal year-end audit, three errors were discovered (as described below).

In January 2011, six participants received management awards for which the participant deferrals were not remitted to the Plan. The total amount of the contributions was $830, which includes $37 of lost earnings. In November 2011, a delay in remitting participant contributions to the Plan occurred due to a new process implemented in 2011. This delay affected 236 participants. The error resulted in the late remittance of participant contributions, employer match and loan repayments in the amounts of $14,597, $6,817 and $3,704, respectively. The total amount of lost earnings was $30. As prescribed by Department of Labor regulations, the Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $25,147 for potential lost income due to delays. The Company will make corrective contributions for the lost earnings in both cases. On December 30, 2011, one participant received a management award for which no deferrals were deducted. In June 2012, the Company made a corrective contribution to the participant's account in the amount of $100 ($50 for the participant deferral, $50 for the employer match). The Company has also made improvements to the payroll process to prevent these errors from occurring in the future.

During August 2010, the Company discovered an error for one participant involving an incorrect amount withheld from their paycheck and deferred to the Plan. It was noted that $3 was withheld rather than 3% requested by the participant. This error affected the time period beginning on May 29, 2009 and ended during the third quarter of 2010 and amounted to $882 ($395 for the participant portion, and $487 for the employer portion). The Company made corrective contributions in this amount to the affected participant's account for the lost income due to the incorrect deferral percentage. During the 2010 fiscal year-end audit, an error was discovered for one participant involving an incorrect deferral change which occurred during the first quarter on 2008. Rather than having 14% of his salary deferred to the Plan, he only had 10% deferred. The Company made corrective contributions to the affected participant's account for the lost income in the amount of $8,470 ($4,235 for participant portion and $4,235 for employer) due to the incorrect deferral. The Company has taken corrective actions.

(7) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

The following is a reconciliation of total investments per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total investments per financial statements	$ 9,447,002	$ 8,911,287
Total notes receivable per financial statements	414,780	454,113
Deemed distributions	(19,599)	-
Total notes receivable per Form 5500	395,181	454,113
Total investments per Form 5500	$ 9,842,183	$ 9,365,400

The following is a reconciliation of total deductions to net assets per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total deductions from net assets per financial statements	$ 576,215	$ 590,780
Change in deemed distributions	19,599	-
Total deductions from net assets per Form 5500	$ 595,814	$ 590,780

ITI 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	31,121	$	557,370
*	GE Institutional Money Market Fund	Registered Investment Company	3,200,903		3,200,903
*	GE Institutional S&P 500 Index Fund	Registered Investment Company	30,384		357,928
*	GE Institutional Income Fund	Registered Investment Company	68,569		662,376
*	GE Institutional International Equity Fund	Registered Investment Company	18,417		173,674
	American Century One Choice Portfolio: Aggressive	Registered Investment Company	40,342		470,390
	American Century One Choice Portfolio: Moderate	Registered Investment Company	64,425		738,311
	American Century One Choice Portfolio: Conservative	Registered Investment Company	20,832		232,481
	American Funds Growth Fund of America	Registered Investment Company	19,384		555,938
	Columbia Acorn Select Fund	Registered Investment Company	18,536		437,809
	Franklin Balance Sheet Investment Fund	Registered Investment Company	15,754		612,367
	Franklin Templeton Mutual Global Discovery Fund	Registered Investment Company	18,746		508,768
	Franklin Templeton Mutual Quest Fund Fund	Registered Investment Company	58,231		938,687
	Total investments at fair value				9,447,002
*	Notes receivable from participants (92 loans with interest rates from 4.25% to 9.25% and with maturities from 1 month to 15 years)				395,181
	Total Assets (Held at End of Year)			$	9,842,183

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

ITI 401(K) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2011

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 19,144	$ 843	$ 18,301	$ 0	$ 0

In January 2011, six participants received management awards for which the participant deferrals were not remitted to the Plan. The total amount of the contributions was $830, which includes $37 of lost earnings. In November 2011, a delay in remitting participant contributions to the Plan occurred due to a new process implemented in 2011. This delay affected 236 participants. The error resulted in the late remittance of participant contributions, employer match and loan repayments in the amounts of $14,597, $6,817 and $3,704, respectively. The total amount of lost earnings was $30. As prescribed by Department of Labor regulations, the Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $25,147 for potential lost income due to delays. The Company will make corrective contributions for the lost earnings in both cases. On December 30, 2011, one participant received a management award for which no deferrals were deducted. In June 2012, the Company made a corrective contribution to the participant's account in the amount of $100 ($50 for the participant deferral, $50 for the employer match). The Company has also made improvements to the payroll process to prevent these errors from occurring in the future.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

ITI 401(K) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2012, with respect to the statements of net assets available for benefits of the ITI 401(k) Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York

June 18, 2012